Media Release 8 November 2022

Exhibit 99.3
James Hardie Industries Announces Second Quarter
Fiscal Year 2023 Results
Global Net Sales +10% to US$997.6 Million for the Second Quarter
Adjusted Net Income +13% to US$175.8 Million for the Second Quarter
Adjusts Fiscal Year 2023 Adjusted Net Income Guidance Range
to US$650 Million and US$710 Million
Announces New Capital Allocation Framework, including US$200 Million share buyback

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance fiber cement and fiber gypsum building solutions, today announced results for its second quarter fiscal year 2023, the three-month period ending 30 September 2022.
Second Quarter Fiscal Year 2023 Highlights, Compared to Second Quarter Fiscal Year 2022, as applicable:
•North America Fiber Cement Segment Net Sales increased +18% to US$750.6 million and EBIT increased +17% to US$212.8 million, with an EBIT margin of 28.4%
•Asia Pacific Fiber Cement Segment Net Sales increased +7% to A$211.1 million and EBIT decreased 7% to A$56.1 million, with an EBIT margin of 26.6%
•Europe Building Products Segment Net Sales decreased 2% to €102.0 million and EBIT decreased 69% to €4.4 million, with an EBIT margin of 4.3%
•Global Adjusted EBIT increased +6% to US$218.5 million, with an Adjusted EBIT margin of 21.9%
•Global Net Sales increased +10% on flat Global Volume, as all three regions continue to deliver on the global strategy of delivering value added solutions to our customers.
Speaking to the second quarter results, James Hardie CEO Aaron Erter said, “I am proud to report that the James Hardie team has continued to deliver strong execution of our global strategy that produced record Q2 results. The team’s performance is reflected in strong Price/Mix growth in all three regions, including North America Price/Mix growth of +14%, Asia Pacific Price/Mix growth of +11% and Europe Price/Mix growth of +12%. The team’s success in driving high value product growth is underpinned by our superior value proposition. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”
Mr. Erter continued, “This calendar year has seen the macro-economic environment continue to change around us quite significantly, with unprecedented levels of inflation, rapidly rising interest rates, slowing housing activity, global supply chain disruptions, and a war in Europe. At James Hardie, we are navigating this market uncertainty with a focus on controlling what we can control. We plan to win regardless of market conditions, and we will continue to accelerate and expand our competitive advantages.

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Media Release 8 November 2022

Over the past 45 days, we have seen a significant change to the outlook of housing market activity for the second half of our fiscal year in most of the geographies where we participate.
•In North America: (1) single family new construction starts have slowed significantly and market expectations for the remainder of our fiscal year have declined sharply, (2) the repair and remodel segment is seeing moderation due to a number of factors including, but not limited to, falling home prices and declining consumer confidence due to the uncertain economic outlook. As of 16 August 2022, our expectation of second half volume was for mid-single digit growth, which we then reaffirmed at our Investor Day in early September. However, based on the significant decline in market expectations, which we have reviewed with our customer partners, we now expect second half volume growth to be between negative 5% and negative 8%, versus the prior year, which is a significant reduction to our August/September projections.
•In Australia, labor shortages and unfavorable weather conditions are constraining housing market activity despite strong contracted backlogs. In addition, we have had customers in Australia and New Zealand ask to lower inventory levels as we enter this period of market uncertainty. This constrained housing market activity resulted in our APAC volume declining by 4% in Q2. For the second half of our fiscal year, we expect volume growth to be between negative 4% and flat, versus the prior year.

Despite the reduction in our expectations for housing market activity, we are confident that we will be able to deliver growth above market and strong returns. This is reflected in the updated guidance provided today, which at its midpoint represents 10% growth in Adjusted Net Income versus the prior year.”
Discussing James Hardie’s ability to navigate uncertain markets, Mr. Erter concluded, “I believe our strong balance sheet, superior value proposition, and our 5,000+ committed team members, will drive James Hardie to deliver organic growth above market with strong returns.”
Second Quarter Fiscal Year 2023 Results Compared to Second Quarter Fiscal Year 2022 Results
Global: Global Net Sales increased +10% to US$997.6 million, while Global Adjusted EBIT increased +6% to US$218.5 million. Global Adjusted Net Income increased +13% to US$175.8 million. Global Adjusted EBIT margin of 21.9% was achieved through continued operational improvements and the delivery of a high value product mix offset by high input and freight costs and our ongoing investment in growth initiatives.
North America Fiber Cement Segment: Net Sales increased +18% to US$750.6 million, driven by ongoing execution of our high value product mix strategy that delivered Price/Mix growth of +14%, with volume growth of +4%, which included ColorPlus™ volume growth of +31%. In addition to high value product mix, LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver +17% EBIT growth to US$212.8 million. The EBIT margin contracted 30 basis points to 28.4%, as significant year over year inflationary pressures were partially offset by delivery of our high value product mix strategy.
Through our continued efforts to partner with customers to drive shared growth goals, our North America business again delivered robust ColorPlus™ volume growth of +31%. In August, we stated that we would deliver approximately 200 basis points of EBIT Margin accretion in Q2 versus Q1, and the team successfully delivered against that commitment, increasing EBIT Margin by 250 basis points by successfully executing our June 2022 price increase and maintaining SG&A spend at Q1 levels, while our COGS per unit remained relatively flat.
Asia Pacific Fiber Cement Segment: Net sales increased +7% to A$211.1 million. EBIT decreased 7% to A$56.1 million, at an EBIT margin of 26.6%. The EBIT margin of 26.6% was achieved through the delivery of high value product mix but offset by the impact of rising input costs, reduced volumes and our ongoing investment in growth initiatives.

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Europe Building Products Segment: Net Sales decreased 2% to €102.0 million, as the housing market slowed throughout Europe, partially offset by Price/Mix growth of +12%. Fiber Cement Net Sales declined 6% and Fiber Gypsum Net Sales declined 2%. EBIT decreased 69% to €4.4 million, with an EBIT margin of 4.3%. The EBIT margin was reduced by 930 basis points, due to the impact of inflation on key input costs as well as reduced volumes.
Mr. Erter remarked, “Our European business continues to face significant headwinds from inflationary pressures and a slowing housing market. However, the European team’s execution of our high value product mix strategy has resulted in strong Price/Mix growth, which underpins the ongoing transformation of the business.”
Capital Resources
Operating cash flow generation of US$264.6 million in the first half of fiscal year 2023 was driven by strong profitable organic sales growth, partially offset by an increase in working capital. Working capital increased by US$46.9 million primarily due to increased inventory levels globally and lower accounts payable balances in North America and APAC.
James Hardie Chief Financial Officer, Jason Miele, stated, “Today we adjusted our Capital Allocation Framework to better match who we are: a growth company. The number one and primary focus of our Capital Allocation Framework is to invest in organic growth; our 5-year average Adjusted ROCE of 36% is proof that investing in our growth should be our number one use of capital. Returning excess capital to shareholders via a share buyback rather than a dividend provides a growth company the optimal flexibility to ensure investment in organic growth is prioritized while maintaining financial strength and flexibility through cycles. Through these cycles we will target an average leverage ratio below 2.0x. Finally, today, we announce the replacement of our unfranked ordinary dividend with a share buyback program, which was approved by our Board of Directors for an amount up to US$200 million from today through 31 October 2023.”
Sustainability
At James Hardie, we are all committed to Building Sustainable Communities and we recognize that keeping environmental and social considerations at the core of everything we do is fundamental to our success. On 26 July 2022, James Hardie released its FY22 Sustainability Report, highlighting the progress against our goals. In October, Jill Kolling, Chief Sustainability Officer, was added to the Executive Leadership Team, reporting directly to Mr. Erter. Commenting on sustainability, Mr. Erter said: “The decisions we make each day must be environmentally and socially responsible to create sustainable value for homeowners, our customers and our investors. The Company’s sustainability progress reflects the efforts of our global team, whose passion and commitment drives the success of our business outcomes in a sustainable way.”
For more on our commitment to Sustainability including our goals, see our FY22 Sustainability Report at https://www.jameshardie.com/why-hardie/sustainability

Outlook and Earnings Guidance
Based on the challenging macro-economic conditions, and housing market uncertainty, management has adjusted the fiscal year 2023 Adjusted Net Income guidance range. The updated 2023 Adjusted Net Income guidance range is US$650 million to US$710 million, changed from the prior range of US$730 million and US$780 million, due to a decline in volume expectations. The comparable prior year Adjusted Net Income for fiscal year 2022 was US$620.7 million.

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Media Release 8 November 2022

Mr. Erter stated, “We see a weakened housing market for the remainder of our fiscal year, softening volumes in all three regions we participate in. I am confident our experienced and talented teams will continue to partner with our customers to bring them value and deliver growth above market. To ensure we deliver on our results, our teams will be laser focused on expense control through HMOS, price realization, and efficient resource allocation. We will continue to invest in key growth initiatives to enhance our industry leading value proposition. This industry leading value proposition, combined with our world class team that is homeowner focused, customer and contractor driven, will enable us to continue to outperform the market.”
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

Key Financial Information

	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change

Group (US$ millions)
Net Sales	997.6	903.2	10%	1,998.5	1,746.5	14%
Adjusted EBIT	218.5	205.7	6%	426.9	386.2	11%
Adjusted EBIT Margin (%)	21.9	22.8	-0.9 pts	21.4	22.1	-0.7 pts
Adjusted Net Income	175.8	154.9	13%	330.1	289.1	14%
Operating Cash Flow				264.6	357.5	(26%)

North America Fiber Cement (US$ millions)
Net Sales	750.6	635.3	18%	1,490.7	1,212.4	23%
EBIT	212.8	182.5	17%	404.6	351.8	15%
EBIT Margin (%)	28.4	28.7	-0.3 pts	27.1	29.0	-1.9 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	211.1	196.6	7%	411.2	380.7	8%
EBIT	56.1	60.6	(7%)	107.4	111.0	(3%)
EBIT Margin (%)	26.6	30.8	-4.2 pts	26.1	29.2	-3.1 pts

Europe Building Products (€ millions)
Net Sales	102.0	104.6	(2%)	212.8	207.9	2%
EBIT	4.4	14.2	(69%)	15.8	27.7	(43%)
EBIT Margin (%)	4.3	13.6	-9.3 pts	7.4	13.3	-5.9 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter ended 30 September 2022 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 8 November 2022

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday 8 November 2022, 8:30am Sydney, Australia time (Monday 7 November 2022, 4:30pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/zrvd9yy5

All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10026253-fgydtf.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2022.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2022.

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Media Release 8 November 2022

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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